VIA EDGAR AND FEDERAL EXPRESS	May 28, 2010

ATTORNEYS AT LAW

777 EAST WISCONSIN AVENUE

MILWAUKEE, WI 53202-5306

414.271.2400 TEL

414.297.4900 FAX

www.foley.com

WRITER’S DIRECT LINE

414.297.5662

sbarth@foley.com EMAIL

CLIENT/MATTER NUMBER

052560-0206

Ms. Sonia Barros

Special Counsel

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-7010

Re:	The Marcus Corporation

Form 10-K for Fiscal Year Ended May 28, 2009

Filed August 11, 2009

Definitive 14A

Filed September 4, 2009

File No. 001-12604

Dear Ms. Barros:

On behalf of our client, The Marcus Corporation, a Wisconsin corporation (the “Company”), set forth below are the Company’s responses to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated May 26, 2010 (the “Comment Letter”), with respect to the above-referenced filings. The numbered items set forth below repeat (in bold italics) the comments of the Staff reflected in the Comment Letter, and following such comments are the Company’s responses (in regular type).

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 11

Total Compensation, page 14

1.

We note your response to our prior comment #1. In your response you state that your compensation committee has not specifically considered your relative corporate performance and/or shareholder return in comparison to your surveyed group of benchmarked sectors or other peer groups or indices. Your disclosure on page 14 under this subheading, however, indicates that for fiscal 2009, the total direct compensation paid to your named executive officers generally fell between the 50th and 75th percentile of the total direct compensation amounts paid to executives holding equivalent positions at your surveyed group of benchmarked sectors and that in establishing these relative levels of compensation, your compensation committee believed that this relative level of total direct compensation was consistent with your corporate financial performance, the individual performance of your named executive officers, your prior shareholder return and was reasonable in its totality. Please provide further disclosure indicating how the compensation committee decided to set the total direct compensation to your NEOs at levels which fell between the 50th and 75th percentile of the total direct compensation paid to executives holding equivalent positions at your surveyed group of benchmarked sectors.

BOSTON BRUSSELS CHICAGO DETROIT JACKSONVILLE	LOS ANGELES MADISON MILWAUKEE NEW YORK ORLANDO	SACRAMENTO SAN DIEGO SAN DIEGO/DEL MAR SAN FRANCISCO SILICON VALLEY	TALLAHASSEE TAMPA TOKYO WASHINGTON, D.C.

Ms. Sonia Barros

May 28, 2010

Please provide this disclosure in future filings and tell us what the revised disclosure would look like in a supplemental response.

We respectfully advise the Staff that in response to the Staff’s comment, the Company will add the following bolded disclosure to the Staff’s referenced paragraph under the “Compensation Discussion and Analysis – Total Compensation” section of its subsequent proxy statements:

For fiscal [2009], the total direct compensation (i.e., salary and annual cash bonus) paid to our named executive officers generally fell between the 50th and 75 th percentile of the total direct compensation amounts paid to executives holding equivalent positions at our surveyed group of benchmarked sectors. In establishing these relative levels of compensation, our Committee first established the relative level of our named executive officers’ base salary at between the 50th and 75th percentile of the salary paid to similarly situated executives at our surveyed group of benchmarked sectors. These decisions were based on the considerations discussed in more detail below under “Elements of Compensation - Base Salaries.” Then, our Compensation Committee established the relative level of our named executive officers’ targeted annual cash bonus award that, if earned, would result in our payment of total direct compensation amounts that would generally fall between the 50th and 75th percentile of the total direct compensation paid to similarly situated executives at our surveyed group of benchmarked companies. These decisions were based on the considerations discussed in more detail below under “Elements of Compensation – Annual Cash Bonuses.” Our Committee subjectively believed that the targeted relative levels of total direct compensation to our named executive officers resulting from this process generally reflected the highly experienced nature of our senior executive team and was generally consistent with our historical corporate financial performance, the individual performance of our named executive officers and our prior shareholder return. Our Committee also believed that these total direct compensation levels were reasonable in their totality and supported our core compensation philosophies and principles. However, in establishing these relative compensation levels, our Committee did not specifically compare any of the criteria listed in the prior two sentences to our surveyed group of benchmarked sectors. For fiscal [2010], our Committee established the range of potential total direct compensation payable to our named executive officers at the same relative levels compared to updated recent information for our benchmarked sectors.

* * * * *

Additionally, as requested, we are also enclosing with this response letter a letter from the Company executed by its Chief Financial Officer and Treasurer acknowledging that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Ms. Sonia Barros

May 28, 2010

If the Staff has any questions with respect to the foregoing, please contact the undersigned at (414) 297-5662 or Thomas F. Kissinger, the Company’s Vice President, General Counsel and Secretary, at (414) 905-1390.

Very truly yours,

/s/ Steven R. Barth

Steven R. Barth

Enclosure

cc:	Douglas Neis – The Marcus Corporation

Thomas Kissinger – The Marcus Corporation